Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264145

ARES STRATEGIC INCOME FUND

SUPPLEMENT NO. 26 DATED JANUARY 21, 2025

TO THE PROSPECTUS DATED APRIL 26, 2024

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 26, 2024 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose that on January 21, 2025 the Fund entered into (i) a Fourth Supplemental Indenture between the Fund and U.S. Bank Trust Company, National Association (the “Trustee”) (the “Fourth Supplemental Indenture”) to the Indenture, dated June 5, 2024, between the Fund and the Trustee (the “Base Indenture,” and, together with the Fourth Supplemental Indenture, the “Indenture”); and (ii) a Registration Rights Agreement (the “Registration Rights Agreement”) with BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as the representatives of the initial purchasers (the “Initial Purchasers”).

Fourth Supplemental Indenture

On January 21, 2025, the Fund and the Trustee entered into the Fourth Supplemental Indenture. The Fourth Supplemental Indenture relates to the Fund’s issuance, offer and sale of $750,000,000 aggregate principal amount of its 6.200% notes due 2032 (the “Notes”).

The Notes will mature on March 21, 2032, and may be redeemed in whole or in part at the Fund’s option at any time at the redemption price set forth in the Fourth Supplemental Indenture. The Notes bear interest at a rate of 6.200% per year payable semiannually on March 21 and September 21 of each year, commencing on March 21, 2025. The Notes are direct unsecured obligations of the Fund.

The Fund expects to use the net proceeds of this offering to repay certain outstanding indebtedness under its debt facilities. The Fund may reborrow under its debt facilities for general corporate purposes, which include investing in portfolio companies in accordance with its investment objective.

The Base Indenture, as supplemented by the Fourth Supplemental Indenture, contains certain covenants including covenants requiring the Fund to comply with Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act of 1940, as amended, or any successor provisions, as such obligation may be amended or superseded but giving effect to any exemptive relief granted to the Fund by the Securities and Exchange Commission (the “SEC”), and to provide financial information to the holders of the Notes and the Trustee if the Fund should no longer be subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the Indenture.

In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a below investment grade rating of the Notes by Fitch, Inc., Moody’s Investor Services, Inc. and S&P Global Inc.), the Fund will be required to make an offer to purchase the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase.

The Notes were sold to the Initial Purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and for the initial resale by the Initial Purchasers to (i) qualified institutional buyers in transactions exempt from registration under the Securities Act pursuant to Rule 144A thereunder or (ii) certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The transaction closed on January 21, 2025.

The Trustee also serves as the Fund’s custodian under the terms of a custody agreement, pursuant to which it receives customary fees and expenses as custodian.

Registration Rights Agreement

In connection with the sale of the Notes, the Fund entered into the Registration Rights Agreement with the Initial Purchasers. Pursuant to the Registration Rights Agreement, the Fund is obligated to file with the SEC a registration statement relating to an offer to exchange the Notes for new notes issued by the Fund that are registered under the Securities Act and otherwise have terms substantially identical to those of the Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than 365 days after the initial issuance of the Notes. Alternatively, in accordance with the terms of the Registration Rights Agreement, the Fund may consummate such exchange offer through use of an existing registration statement. If the Fund fails to satisfy its registration obligations under the Registration Rights Agreement, it will be required to pay additional interest to the holders of the Notes.

The foregoing descriptions of the Base Indenture, Fourth Supplemental Indenture, Registration Rights Agreement and the Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the Base Indenture, Fourth Supplemental Indenture, Registration Rights Agreement and the Notes, respectively, each of which are filed as Exhibits to the Fund’s Registration Statement on Form N-2 (File No. 333-264145) declared effective by the SEC on April 24, 2023, as amended and supplemented.

Interest Rate Swap

In connection with the issuance of the Notes, the Fund entered into an interest rate swap with Wells Fargo Bank, N.A. to more closely align the interest rate of such liability with the Fund’s investment portfolio, which consists primarily of floating rate loans. The notional amount of the interest rate swap is $750,000,000, pursuant to which the Fund will receive fixed rate interest at 6.200% and pay floating rate interest based on one-month SOFR +1.829%. The interest rate swap matures on March 21, 2032.

Please retain this Supplement with your Prospectus.